UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Landsea Homes Corporation

(Name of Subject Company (Issuer))

Lido Merger Sub, Inc.

(Name of Filing Person (Offeror))

a direct wholly owned subsidiary of

Lido Holdco, Inc.

(Name of Filing Person (Offeror))

The New Home Company Inc.

(Name of Filing Person (Offeror))

Apollo Management IX, L.P.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number of Class of Securities)

Lido Merger Sub, Inc.

c/o The New Home Company Inc.

18300 Von Karman Ave, Suite 1000

Irvine, California 92612

Attention: Miek Harbur

Telephone: (949) 382-6525

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brian P. Finnegan

Luke R. Jennings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), filed with the Securities and Exchange Commission on May 23, 2025 by Lido Merger Sub, Inc., a Delaware corporation (the “Offeror”), Lido Holdco, Inc., a Delaware corporation (“Parent”), The New Home Company Inc., a Delaware corporation (“New Home”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”). The Offeror is a wholly owned direct subsidiary of Parent. Parent is a wholly owned direct subsidiary of New Home. Each of Parent and New Home is controlled by certain funds managed by Management IX. The Schedule TO relates to the offer by the Offeror to purchase any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Landsea Homes Corporation, a Delaware corporation (the “Company” or “Landsea”) at a purchase price of $11.30 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Offer to Purchase. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is amended and supplemented as set forth below:

The Offer and withdrawal rights expired as scheduled at 12:00 Midnight, New York City time, on June 24, 2025 (one minute after 11:59 p.m., New York City time, on June 23, 2025). The Depositary and Paying Agent has indicated that, as of the Expiration Time, a total of 28,239,278 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 77.35% of the issued and outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Offeror intends to irrevocably accept for payment all such Shares validly tendered into and not withdrawn from the Offer and promptly pay for all such Shares on June 25, 2025, in accordance with the Offer and the Merger Agreement.

As a result of its acceptance of the Shares tendered in the Offer, the Offeror will acquire a sufficient number of Shares to complete the Merger without a vote of the stockholders of Landsea pursuant to Section 251(h) of the DGCL. Accordingly, on June 25, 2025, the Offeror expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Offeror will merge with and into Landsea, with Landsea surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by Landsea (or any wholly owned subsidiary of Landsea), Parent, the Offeror or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL), will be cancelled and automatically converted into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIDO MERGER SUB, INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

LIDO HOLDCO, INC

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

THE NEW HOME COMPANY INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

Dated: June 24, 2025